MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company”)
#410 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

March 6, 2007

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

March 6, 2007 to the Toronto Stock Exchange and the American Stock Exchange, being the only exchanges upon which the shares of the Company are listed, as well as through CCN Matthews and other approved public media including filing on SEDAR and EDGAR.

Item 4	Summary of Material Change

Exploration drilling at Pacific Rim Mining Corp.’s (the “Company”) El Dorado gold project in El Salvador has yielded further bonanza gold grades and expanded the dimensions of the recently discovered Balsamo gold zone. The Company has therefore deferred its El Dorado feasibility study in order to realize the economic benefit of the Balsamo deposit.

Item 5	Full Description of Material Change

Exploration drilling at Pacific Rim Mining Corp.’s (the “Company”) El Dorado gold project in El Salvador has yielded further bonanza gold grades and expanded the dimensions of the recently discovered Balsamo gold zone, where one particular drill hole intersected 32.3 g/t gold over 3.9 meters.

Balsamo has the potential to significantly increase the high grade gold resource at El Dorado and enhance the project’s economic landscape. The Company has therefore deferred its El Dorado feasibility study in order to realize the economic benefit of the Balsamo deposit.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis and is not relying on subsection 7.1(2) or (3) or National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Barbara Henderson, Vice President Investor Relations
(604) 689-1976

Item 9	Date of Report

March 6, 2007.